July 31, 2009

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance – Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	LoJack Corporation

Form 10-K for the Fiscal Year ended December 31, 2008

And Document Incorporated by Reference

Filed March 13, 2009

Form 10-Q for the Quarterly Period ended March 31, 2009

File Number 1-08439

Dear Mr. Spirgel:

Set forth below are the Company’s responses to the Staff’s comments contained in its letter to the Company dated July 10, 2009. The responses below are keyed to the comment number set forth in your letter.

As discussed with Sharon Virga, LoJack Corporation determined a triggering event occurred during the quarter ended June 30, 2009 related to our Boomerang segment. We are in the process of determining if there is an impairment charge to Boomerang’s goodwill and intangible assets. We currently believe that it is more-likely-than-not we will be recording an impairment charge relating to the unit’s goodwill and intangible assets. The Company will provide clear and concise disclosure within its Form 10-Q for the quarter ended June 30, 2009 discussing Boomerang goodwill and intangibles.

Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	We note your response to prior comment 5.

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Please note that the examples of triggering events to which you refer in paragraph 28 of SFAS 142 are only examples and were not meant to be the only events that would trigger an impairment test. Please provide us with more detailed analysis that you used at December 31, 2008 and March 31, 2009 to conclude that additional impairment charges were not required.

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Further, based on your accounting policy on page 59, we note that you were required to perform your annual impairment tests as of October 31, 2009 and November 30, 2008. It appears that you only performed interim testing of your goodwill in the Boomerang segment as of September 30, 2008 based on certain triggering events. Please tell us whether you performed goodwill impairment tests for Boomerang, SCI and Locator Systems as of October 31, 2008 and November 30, 2008 respectively, and provided us with the results of those tests. Please note that such interim test does not preclude you from performing the required annual impairment tests.

In addition to the criteria described in paragraph 28 of SFAS 142, the Company acknowledges there are other indicators which may be indicative of a triggering event. On an ongoing basis we look at revenue, subscriber additions, subscriber churn, and EBITDA when evaluating our reporting unit’s performance. In addition, indicators of triggering events referred to by senior staff of the Chief

Accountant in recent speeches and pronouncements have been evaluated and or have been included in our projections. These include a negative industry outlook (automobile), operating losses and evaluation of declines in the value of our market capitalization.

At December 31, 2008, management noted that the segment’s actual and projected key performance metrics (as noted above) remained consistent with the projections utilized in the September 30, 2008 and October 31, 2008 tests. Management concluded there was no triggering event based on its considerations. At March 31, 2009, management noted that the segment’s actual and projected performance was slightly below projections however not to the extent that would indicate that 2009 full year projections would not be achieved. Therefore management determined that there was no triggering event.

In addition, we also looked at our overall market capitalization and allocated a value to Boomerang based on proportionate revenues. Management believes revenue is a key metric in measuring performance and reasonable method of allocating fair value. Boomerang’s carrying value of net assets was USD$4.8 million and USD$5.4 million at December 31, 2008 and March 31, 2009, respectively. After applying Boomerang’s proportionate share of LoJack’s market capitalization Boomerang’s share of market capitalization was USD$6.8 million and USD$7.5 million, for the quarter ended December 31, 2008 and March 31, 2009, respectively. These valuations provided management further support that a triggering event had not occurred at either reporting date.

The Company’s policy is that on an interim basis, if there are adverse changes in our business, a significant decline in our market capitalization, or the failure to grow the businesses that we have acquired, we evaluate whether or not a triggering event has occurred that would require us to test our goodwill. As mentioned above, for the quarter ended June 30, 2009, we are in the process of determining if there is an impairment charge to Boomerang’s goodwill and intangible assets. We currently believe that it is more-likely-than-not we will be recording an impairment charge relating to the unit’s goodwill and intangible assets. The Company will provide clear and concise disclosure within its Form 10-Q for the quarter ended June 30, 2009 discussing Boomerang goodwill and intangibles.

At October 31, 2008 we performed our annual impairment test of Boomerang’s goodwill. Our interim impairment test for Boomerang as of September 30, 2008 was not completed until late October 2008 and the projections used in our analysis for the annual impairment test were the same data used as of September 30, 2008. The Company believes there was no change necessary based on the time elapsed between tests. As discussed in the Company’s June 12th response, the projections used in our 2008 test were adjusted significantly downward for the near and long term given the expected length of the current economic crisis, the impact of the customer attrition rate caused by the analog to digital conversion and Boomerang’s market share of the Quebec insurance industry’s anti-theft device mandates. Such that with the September 30th impairment, we reduced the carrying value of the Boomerang unit to approximately $6.8 million compared to its fair value of approximately $11.8 million.

As mentioned in our June 12, 2009 letter, the Company’s policy related to acquisitions is to defer impairment testing in the year of acquisition unless material changes have occurred. On November 30, 2008 management revisited the valuations of SCI and Locator utilized at acquisition noting no significant changes to the assumptions that would indicate a need for a detailed annual impairment test analysis. The valuations of SCI and Locator yielded fair values of $4.1 million and $2.8 million, respectively. The carrying value of SCI and Locator net assets at November 30, 2008 was $2.2 million and $1.8 million respectively. As of November 30, 2008, the fair value was greater than the carrying value and there were no adverse changes materially impacting the business. These businesses are not automobile related and thus not as severely impacted by the negative economic outlook of the automobile sector. Based on our review, we concluded that there were no triggering events.

2.	We note your response to prior comment 6. Please:

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Tell us the historical growth rates you experienced for each of the last three years and explain in detail how such historical rates support the growth rates used in your discounted cash flow analysis.

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Further, tell us your basis for a 3% growth rate used in determining the present value of the terminal value in 2008 as compared to the 1% growth rate that was used in 2007. Given the current and projected economic circumstances, we would have anticipate a reduction in the terminal growth rates used, when compared to last year, rather than an increase.

•	Also tell us about your stress testing and the amount of the negative growth rate that would have resulted in an impairment.

•	Provide us with the number of years included in your projections up to the terminal value period and provide us with the growth rates used for each of those years.

As previously requested, please revise to provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate utilized in your cash flow projections. Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge. In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.

For the years ended December 31, 2006, 2007 and 2008 Boomerang experienced annual revenue declines of approximately 4%, 3% and 10%, respectively. The Boomerang reporting unit faced many significant obstacles which impeded its growth. The primary factors were: a) a decline in the segment’s recovery rates which translated into a decline in the Quebec insurance mandates for Boomerang products; b) a shift by consumers to purchasing lower priced automobiles which did not fall under the insurance industry’s guidelines for mandatory lost or stolen vehicle tracking systems; and c) customer attention as a result of the analog to digital conversion which took place in November 2008.

Management has undertaken several initiatives to address these challenges which included: a) developing a new stolen vehicle tracking and recovery unit, called Espion, with a demonstrated increase in Boomerang’s recovery statistics which is ultimately expected to translate into regaining the Quebec insurance industry’s confidence in Boomerang’s products; b) marketing programs to encourage consumers with legacy analog tracking units to convert to a digital tracking unit and extend their service contracts; and c) continue to expand the segment’s footprint outside the province of Quebec. Except for the analog to digital conversion, which has already taken place, the other two initiatives have taken considerably longer to implement and have been negatively impacted by the Canadian economic downturn. We conservatively forecasted future revenue for purposes of our discounted cash flow analysis, especially in the next two years and forecasted modest improvement in the years thereafter. For the six year period ending December 31, 2009 through 2014 and for the terminal year we projected revenue growth/(negative growth) of (14%), 4%, 9%, 6%, 7%, 5% and 3%, respectively. Our future revenue assumptions are dependent on an in increase in Canadian new car sales due to increased credit availability to consumers and the reporting unit’s ability to increase its market share as a preferred stolen vehicle and tracking system with Quebec’s largest automobile insurance companies by continuing to demonstrate that Boomerang’s stolen vehicle tracking and recovery system recovery rates are superior to that of its competition.

In reviewing our response dated June 12, 2009, we mistakenly reported the implied growth rate inherent in the terminal year for the 2007 analysis. We mistakenly reported an implied long-term growth rate of 1% which was not calculated on a basis comparable to the assumed long-term growth rate for the 2008 analysis. On a comparable basis, the implied long-term growth rate in the terminal year was 7% in the 2007 analysis as compared to 3% in the 2008 analysis. The growth rate reduction of four percentage points is reflective of the significant downturn and length of the expected recovery in the Canadian economy and automobile sector between 2007 and 2008 and beyond.

As previously mentioned in our June 12, 2009 response letter we subjected our projections to a stress test by increasing the discount rate and reducing our growth rate. On a standalone basis, an increase in the discount rate from 16% to 26% would be needed to indicate an impairment. With regards to adjusting the growth rate of our projected future cash flows, we would need to reduce our cash flow by 56% per year, on average, to fail step I of the impairment test. As noted in the response to Comment 1, the impairment charge recorded on September 30, 2008 resulted in a reduction of the carrying value of the Boomerang unit to approximately $6.8 million which was $5 million less than its fair value. Management believes that the Boomerang unit would have to have a significant devaluation to eliminate the cushion established at September 30, 2008 had a triggering event been identified. The Company did not identify a triggering event at December 31, 2008 or March 31, 2009.

In our analysis, we included the remaining three months of 2008 and six subsequent years of projections (2009 thru 2014) and the terminal year. Given the projected improvement in our performance through 2013, an additional year was added to normalize the transition from the projections to the terminal year. The revenue growth rates used in our projections for the full year periods were approximately -14%, 4%, 9%, 6%, 7%, 5% and 3% for the years ending December 31, 2009, 2010, 2011, 2012, 2013, 2014 and the terminal year, respectively.

Comments or questions on the Company’s responses should be directed to the undersigned at 781-251-4712.

Sincerely,

/s/ Timothy P. O’Connor
Senior Vice President and Chief Financial Officer

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